UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: December 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On December 9, 2022, Maxeon Americas, Inc., a subsidiary of Maxeon Solar Technologies, Ltd. (“Maxeon”) and DESRI Equipment Financing Borrower, L.L.C. (“DESRI”), a wholly-owned subsidiary of D. E. Shaw Renewable Investments L.L.C, agreed to certain amendments to the Module Supply Agreement (the “DESRI Supply Agreement”) dated June 7, 2022 between Maxeon and DESRI to extend the delivery schedule to the first quarter of 2025 and increase the volume of Performance line solar panels to be sold under the DESRI Supply Agreement to approximately 630MWdc. The Parties also agreed to allocate some of this quantity to designated DESRI utility-scale solar projects.

Incorporation by Reference

The above paragraph of the Introductory Note above is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

December 16, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer